UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                          SCHEDULE 13G



           Under the Securities Exchange Act of 1934

                      (Amendment No. One)*


                      AVID TECHNOLOGY INC.
                        (Name of Issuer)


                         COMMON SHARES
                 (Title of Class of Securities)


                           05367P100
                         (CUSIP Number)



 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).